CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED
2006 JUL 18 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015245

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

11 July 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	11/07/2006
REG-Catlin Group Limited Holding(s) in Company	06/07/2006

Yours faithfully,

Pramila Bharj

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

RECEIVED

2006 JUL 18 P 2:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Catlin Group Limited Holding(s) in Company
Released: 06/07/2006

RNS Number:7752F
Catlin Group Limited
06 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS BANK PLC, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, GERRARD LTD,

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID. 11X13	183,000
Bank of Ireland Nominees Limited	CREST ID. 11X13	791,500
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	231,989
BANK OF NEW YORK	392067	250,599
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		52,000
BARCLAYS CAPITAL NOMINEES LIMITED		848,393
BARCLAYS CAPITAL NOMINEES LIMITED		548,606
BARCLAYS CAPITAL NOMINEES LIMITED		71,074
BNP PARIBAS		39,898
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	76,909
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284
CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,610,874
CHASE NOMINEES LTD	21359	189,238
CHASE NOMINEES LTD	25772	84,970
CHASE NOMINEES LTD	27793	5,855
CHASE NOMINEES LTD	27797	20,825
CHASE NOMINEES LTD	27800	107,299

CHASE NOMINEES LTD	28270	96,596
CHASE NOMINEES LTD	28270	38,311
CHASE NOMINEES LTD	31961	152,122
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
Clydesdale Nominees HGB0125	120130701	5,000
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		672,486
INVESTORS BANK AND TRUST CO.		1,606,468
INVESTORS BANK AND TRUST CO.		52,498
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		87,247
INVESTORS BANK AND TRUST CO.		143,622
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16341	65,814
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	975,674
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	93,551
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JP MORGAN (BGI CUSTODY)	38245	14,563
JPMORGAN CHASE BANK		275,488
JPMorgan Chase Bank		28,914
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		44,772
MELLON BANK	ABGFZ872482	314,390
MELLON BANK	TGGF0003002	11,879
Mellon Trust - US CUSTODIAN /		71,884
MELLON TRUST OF NEW ENGLAND		42,788
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	SCO06	35,022
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	101,923
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		108,002
NORTHERN TRUST BANK - BGI SEPA		91,657
NORTHERN TRUST BANK - BGI SEPA		22,184
R C Greig Nominees Limited		1,600
STATE STREET	2RJ2	10,188
STATE STREET	JD12	57,735
STATE STREET	JFBL	31,441
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		73,343
The Northern Trust Company - U		52,505
Group Holding		18,464,600

5. Number of shares / amount of stock acquired

728,968

6. Percentage of issued class

0.44%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 30 JUNE 2006. "SHARES ACQUIRED" IS INCREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

5 July 2006

12. Total holding following this notification

18,464,600

13. Total percentage holding of issued class following this notification

11.28%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

6 July 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUNORRNURBRAR

REG-Catlin Group Limited Holding(s) in Company
Released: 11/07/2006

RNS Number:9937F
Catlin Group Limited
11 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS BANK PLC, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, GERRARD LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID. 11X13	183,000
Bank of Ireland Nominees Limited	CREST ID. 11X13	791,500
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	231,989
BANK OF NEW YORK	392067	250,599
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		553,172
BARCLAYS CAPITAL NOMINEES LIMITED		52,000
BARCLAYS CAPITAL NOMINEES LIMITED		52,000
BNP PARIBAS		39,898
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	74,575
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284
CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,610,874
CHASE NOMINEES LTD	21359	189,238
CHASE NOMINEES LTD	25772	84,970
CHASE NOMINEES LTD	27793	5,855
CHASE NOMINEES LTD	27797	20,825
CHASE NOMINEES LTD	27800	107,299
CHASE NOMINEES LTD	28270	96,596

CHASE NOMINEES LTD	28270	42,963
CHASE NOMINEES LTD	31961	152,122
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
Clydesdale Nominees HGB0125	120130701	5,000
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		1,606,468
INVESTORS BANK AND TRUST CO.		87,247
INVESTORS BANK AND TRUST CO.		52,498
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		672,486
INVESTORS BANK AND TRUST CO.		143,622
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	72,719
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	975,674
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	93,551
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JP MORGAN (BGI CUSTODY)	38245	14,563
JPMORGAN CHASE BANK		275,488
JPMorgan Chase Bank		28,914
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		44,772
MELLON BANK	ABGFZ872482	314,390
MELLON BANK	TGGF0003002	11,879
Mellon Trust - US CUSTODIAN /		71,884
MELLON TRUST OF NEW ENGLAND		42,788
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	EYR99	7,588
NORTHERN TRUST	SCO06	35,022
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	101,923
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		108,002
NORTHERN TRUST BANK - BGI SEPA		91,657
NORTHERN TRUST BANK - BGI SEPA		22,184
R C Greig Nominees Limited		1,600
STATE STREET	2RJ2	10,188
STATE STREET	JD12	57,735
STATE STREET	JFBL	31,441
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		73,343
The Northern Trust Company - U		52,505
Group Holding		17,618,510

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

846,090

8. Percentage of issued class

0.52%

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 5 JULY 2006. "SHARES DISPOSED" IS DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

10 July 2006

12. Total holding following this notification

17,618,510

13. Total percentage holding of issued class following this notification

10.77%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

11 July 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUASKRNURBARR